Mail Stop 4561

January 29, 2009

VIA USMAIL

Mr. Paul M. Joeckel
President and Chief Financial Officer
Eagle Exploration Company
93 Spyglass Drive
Littleton, Colorado 80123

>   **Re: Eagle Exploration Company**
>   **Form 10-KSB for the year ended 3/31/2008**
>   **Filed on 7/14/2008**
>   **File No. 000-09458**

Dear Mr. Paul M. Joeckel:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED MARCH 31, 2008

Financial Statements and Notes

Consolidated Statements of Operations, page F-3

1.   Please confirm that your calculation of basic and diluted loss per share is based on
        your net loss versus comprehensive loss in accordance with SFAS 128.

Note 3 – Equity Investment in LLC

2.   Given the significance of your equity investment in LLC, please tell us how you
        complied with the disclosure requirements outlined in Rule 8-03(b)(3) of
        Regulation S-X. While there is not an equivalent to Rule 3-09 of Regulation S-X
        for smaller reporting companies, given the significance of your equity investment
        to your financial statements, tell us what consideration was given to providing
        financial statements of your equity investee and whether it may be material to
        investors.

3.   Please clarify if the LLC has any obligation to make future payments on the water
        rights assigned in January 19, 2007. If so, please clarify how that was considered
        in the $1,500,000 gain recognized by the LLC upon the sale of those rights.

4.   We note you have recorded and disclosed the liability regarding your guarantee in
        line with paragraph 13(c) of FIN 45. Please tell us how you have complied with
        the remaining disclosure requirements outlined in paragraph 13 of FIN 45.

Certifications

5.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. Considering that the certifications must be signed in a
        personal capacity, please confirm to us that your officers signed such
        certifications in a personal capacity and that you will revise your certifications in
        future filings to exclude the title of the certifying individual from the opening
        sentence.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding the comments.

Sincerely,

Cicely LaMothe
Branch Chief